
05009843



Reliance
Industries Limited

Regd. Office : M... 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 16, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July 16, 2005	Intimation to Stock Exchanges about Board Meeting to be held on Wednesday, July 27, 2005 to consider audited financial results for the quarter ended June 30, 2005

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 16, 2005

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001



Dear Sir,

Sub : **Board Meeting for approving the unaudited financial results for the quarter ended June 30, 2005**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Wednesday, July 27, 2005** to consider, *inter alia*, the unaudited financial results of the Company for the quarter ended June 30, 2005.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

c.c. : The Asst. Vice President, The National Stock Exchange of India Limited
The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
Luxembourg Stock Exchange, Luxembourg